UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)
We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2009 are cordially invited to attend the Annual General Meeting of Shareholders.
1. Date and Time: Friday, March 26, 2010, at 10:00 AM (Seoul Time)
2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea
3. Agenda

a)	Agenda to be reported
	Agendum 1:	Audit results and Business reports for the 2009 Fiscal Year (from January 1, 2009 to December 31, 2009)

b)	Agenda to be proposed for resolution
	Agendum 1:	Approval of Non-consolidated Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2009 Fiscal Year
	2:	Approval of Reappointment and Appointment of Directors
	3:	Approval of the Compensation Ceiling for Directors in 2010
Agendum 1: Approval of Non-consolidated Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2009 Fiscal Year
Summary of Non-consolidated balance sheet and income statement

	As of the Years Ended December 31,			For the Years Ended December 31,
	2008	2009		2008	2009
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	96,466	100,967	Revenues	41,983	43,946
Total liabilities	16,417	18,180	Operating income	7,391	11,770
Capital stock	3,474	3,474	Income before income tax	4,394	7,070
Total shareholders’ equity	80,049	82,787	Net income	921	3,082

*	Detailed information will be provided at the Annual General Meeting.

Agendum 2: Approval of Reappointment and Appointment of Directors
- 2 persons were nominated for reappointment as the terms expire on March 31, 2010 and 1 person was nominated for appointment as follows:
List of Candidates for Director (Reappointment)

Name	Major experience	Notes
Toshiro Ohno	Gravity Co., Ltd., CEO, President and Chairman of the Board of Directors (2009-present)
Gravity Interactive, Inc., Director (2009-present)
GungHo Online Entertainment, Inc., Executive Officer (2008-present)
GameOn Co., Ltd., Advisor (2007-2008), CEO (2006-2007),
Chief Administrative Officer, Executive Vice President and Management Planning Team Leader (2003-2006)
Chunsoft Co., Ltd., Manager (2000-2002)
DigiCube Co., Ltd., General Manager, Administration (1997-2000)
Square Co., Ltd., General Manager, Finance (1993-1997)
The Shikoku Bank, Ltd. (1984-1992)
	Meiji University, LL.B. (1984)	Expiration date of current term: March 31, 2010

Kazuya Sakai	Gravity Co., Ltd., Executive Director (2009-present)
Gravity Entertainment Corporation, Director (2008-present)
GungHo Online Entertainment, Inc., Director (2005-present), CFO (2004-present)
Capri, Inc., CEO (2008-present)
GungHo Online Entertainment Korea, Inc., CEO (2008-2009)
GungHo Asset Management, Inc., CEO (2007-2009)
Expression Tools, Inc., CEO (2000-2003), Director(1996-2000)
The Kyushu Bank, Ltd. (currently, The Shinwa Bank, Ltd.) (1987-1992)
	Kyushu Sangyo University, B. Com.(1987)	Expiration date of current term: March 31, 2010
List of Candidates for Director (Appointment)
Name	Major experience	Notes
Jong Gyu Hwang	Gravity Co., Ltd., Independent Director (2009-present)
Mungyung Monorail, Director (2007-present)
Member of the New York State Bar Association (2006-present)
E-Frontier, Inc., Counsel (2000-present)
Korea Monorail, Director (2006-2007)
Attorney General’s Office, MA (2005)
Ministry of Justice (Korea), Deputy Director (1995-2000)
The Korean Residents Union in Japan (1994-1995)
Boston University School of Law, LL.M. (2005)
Kennedy School of Government, Harvard University, M.P.A. (2004)
	Tokyo University, LL.B. (1994)	Resignation date: March 26, 2010

*	The term of office of Directors is one year under Article 34 of the Articles of Incorporation of the Company.
Agendum 3: Approval of the Compensation Ceiling for the Directors
- For the 2010 fiscal year, it is proposed to maintain KRW 1.4 Billion as the total remuneration limit for Directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 03/05/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer